Icahn Associates Corp.
                                767 Fifth Avenue
                               New York, NY 10153

                                                                 August 24, 1999
By Fax: 978-474-4255
Immulogic Pharmaceutical Corporation
610 Lincoln Street
Waltham, MA 02154

Attention: Richard Crowley

Gentleman:

As you are aware, we, with our affiliates, are now the largest stockholder of your company.

I understand that there is scheduled for August 25, 1999, at 9 AM, a reconvening of the stockholders meeting for the purpose of stockholders voting on the Board's proposed plan of liquidation. I also understand that if the plan is approved at the meeting the Board may begin to implement the plan by possibly declaring a dividend or distribution of a substantial amount per share to the stockholders.

As you know, I believe that the adoption of the plan of liquidation is counter to the best interests of stockholders and I further believe that the Board should again postpone the meeting in order to continue the dialogue which we have begun toward finding a way to maximize stockholder value even beyond the liquidation value. I believe that we are very close to the solution for unlocking these added values.

However, if the Board does determine to put the plan to a vote tomorrow and assuming that the stockholders vote in favor of the plan of liquidation, I implore you not to waste the values which are inherent in the company as a going concern by declaring the dividend tomorrow. The declaration of the dividend should be postponed for a period which would allow the Board to continue to explore with us the ways of unlocking those inherent values, which we have identified with you, until the Board is finally satisfied that they cannot be delivered to the stockholders. If the dividend is declared tomorrow, then the amount of the dividend will be lost as an equity base to the company forever, substantially inhibiting its ability to raise further funds. The postponement of the dividend declaration need not be for an excessive period of time but should be for a period long enough to give us the time to work out the final details of a plan which should deliver value substantially in excess of the liquidation amount.

                                                Very truly yours,
                                                Icahn Associates Corp.



                                                By /s/ Russell Glass